

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628**

January 31, 2007

Via Facsimile (212.728.9755) and U.S. Mail

Suzanne Sylvester, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re: ElkCorp**
> **Schedule TO-T filed January 18, 2007**
> **Amendment No. 1 to Schedule TO-T filed January 23, 2007**
> **Amendment No. 2 to Schedule TO-T filed January 30, 2007**
> **Filed by BMCA Acquisition, Inc., and BMCA Acquisition Sub, Inc.**
> **File No. 005-02742**

Dear Ms. Sylvester:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. It appears that BMCA should be identified as a bidder in the Offer. In that regard, we note your disclosure throughout the Offer to Purchase that "BMCA, through its acquisition subsidiary," commenced the Offer, as well as your disclosure on page 26 that "BMCA controls the Parent. The Parent Controls the Purchaser." Section II.D.2 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Offer to Purchase

Introduction
Certain Conditions to the Offer, page 10

2. We note your disclosure on page 11 that the Purchaser "reserves its right" to challenge the applicability/ application of DGCL Section 203 "in order to remove this impediment to the consummation of the Offer." Please confirm your understanding that the Section 203 Condition must be satisfied or waived prior to the Expiration of the Offer.

The Offer
14. Certain Conditions to the Offer, page 48

3. We refer you to your disclosure in the first paragraph of this subsection. Please note that Purchaser may terminate the Offer if any of the described events occur prior to Expiration, not "before the time of payment for any such Shares." Please revise accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

When responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

· the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filings or in response to our comments on the filings.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions